UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Unless otherwise defined herein, capitalized terms used in this Form 6-K shall have the meanings ascribed to them in the current reports on Form 6-K of Mobile-health Network Solutions (the “Company”) filed with the Securities and Exchange Commission on September 11, 2025 (“September 11, 2025 Form 6-K”).

Consummation of the Second SPA.

As previously disclosed on the September 11, 2025 Form 6-K, the Company and Indopacific Health Investment Corporation Pte. Ltd. (“Indopacific”) entered into the Second SPA. Pursuant to the terms of the Second SPA, Company agreed to issue and sell an aggregate of 500,000 class A ordinary shares, valued at $1.80 per share, for $900,000 to Indopacific.

Upon satisfying all closing conditions, the Second SPA was consummated on September 17, 2025. The Company received an aggregate amount of proceeds from the Second SPA of $900,000, and issued an aggregate of 500,000 class A ordinary shares of the Company to Indopacific.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 26, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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